SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NATROL, INC.

(Name of Subject Company)

NATROL, INC.

(Name of Persons Filing Statement)

Common Stock, $.01 Par Value

(Title of Class of Securities)

638789107

(CUSIP Number of Class of Securities)

Steven S. Spitz

Vice President and General

Counsel Natrol, Inc.

21411 Prairie Street

Chatsworth, California 91311

(818) 739-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Clifford E. Neimeth, Esq.

Greenberg Traurig, LLP

The MetLife Building

200 Park Avenue

New York, New York 10166

(212) 801-9383

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on November 27, 2007 (the “Statement”) by Natrol, Inc., a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by Nutra Acquisition Company Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Plethico Pharmaceuticals Limited, a public limited company incorporated under the laws of India (the “Parent”), disclosed in Parent’s and Merger Sub’s Tender Offer Statement on Schedule TO dated November 27, 2007 (the “Schedule TO”) filed on November 27, 2007 with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding shares of Common Stock of the Company at $4.40 per share, net to the seller in cash (such price per share, or, if increased, such higher price per share, the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 27, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) thereto and are incorporated herein by reference. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 is hereby amended and supplemented by adding the following under “(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company”:

Each holder of Company Common Stock options may elect to participate in an election and procedure under which such options will automatically be cancelled as of the Effective Time, and the holder of Company Common Stock options will receive following the Effective Time, an amount in cash equal to the Offer Price, subject to deduction for the exercise price and appropriate tax withholding, if applicable, as set forth in the Offer to Purchase, other Offer documents and the Option Termination Election filed as Exhibit (a)(5)(C) hereto and incorporated herein by reference.

ITEM 9.	EXHIBITS

Item 9 is hereby amended and supplemented by adding the following additional exhibits:

Exhibit No.	Description

(a)(5)(B)	Letter to Option Holders, dated December 13, 2007.

(a)(5)(C)	Option Termination Election.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATROL, INC.

(Registrant)

Date: December 13, 2007

	By:	/s/ Dennis R. Jolicoeur

		Name:	Dennis R. Jolicoeur
		Title:	Chief Financial Officer, Treasurer and Executive Vice President

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